UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D.C. 20549
                           ---------------------------

                                 SCHEDULE TO/A-2

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Sonoma Valley Bancorp
                              ---------------------
                       (Name of Subject Company (Issuer))

                              Sonoma Valley Bancorp
                              ---------------------
                        (Name of Filing Person (Issuer))

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   835592 106
                                   ----------
                      (CUSIP Number of Class of Securities)

                                Mel Switzer, Jr.
                      President and Chief Executive Officer
                               202 W. Napa Street
                            Sonoma, California 95476
                                 (707) 935-3200
                                 --------------
                 (Name, address and telephone numbers of persons
               authorized to receive notices and communications on
                            behalf of filing persons)

                                    Copy to:

                                  Daniel B. Eng
                                 David C. Adams
                              Bartel Eng & Schroder
                         1331 Garden Highway, Suite 300
                          Sacramento, California 95833
                                 (916) 442-0400

                            CALCULATION OF FILING FEE
               Transaction valuation*       Amount of filing fee**
                    $3,500,000                    $443.45

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1). This calculation assumes the purchase of 100,000 shares at $35.00 per share.

**  Previously paid

[ ] Check the box if any part of the fee is offset as provided by Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable
     Form or Registration Number:  Not applicable
     Filing Party:  Not applicable
     Date Filed:  Not applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

Introductory Statement

This Amendment No. 2 to the issuer tender offer of Sonoma Valley Bancorp, Inc., a California corporation, (the "Company") to purchase up to 100,000 shares of its Common Stock, no par value. Sonoma Valley Bancorp is offering to purchase these shares at $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 6, 2004, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the "Offer." This Amendment No. 2 to the Issuer Tender Offer on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934, as amended.

Items 1, 4, 10 and 12 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows.

ITEM 1.  SUMMARY TERM SHEET.

     The information called for in Item 1 is incorporated by reference from the Offer to purchase and the Supplement to the Offer to Purchase attached as exhibits to this Schedule TO-I/A-2.

ITEM 4.  TERMS OF THE TRANSACTION

     (a) The information about the terms of the transaction set forth in the "Summary Term Sheet," "Section 1. Number of Shares; Priority and Proration," "Section 2. Purpose of Offer; Certain Effects of the Offer to Purchase," "Section 3. Procedure for Tendering Shares," "Section 4. Withdrawal Rights," "Section 5. Acceptance for Payment of Shares and Payment of Purchase Price," "Section 6. Conditional Tender of Shares," "Section 7. Certain Conditions of the Offer," "Section 8. Price Range of Shares; Dividends," "Section 9. Certain Information About Sonoma Valley Bancorp," "Section 10. Source and Amount of Funds," "Section 11. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 12. Effects of the Offer on the Market For Shares," "Section 13. Legal Matters; Regulatory Approvals," "Section 14. Certain Federal Income Tax Consequences," "Section 15. Extension of the Offer; Termination," "Section 16. Solicitation Fees and Expenses" and "Section 17. Miscellaneous" of the Offer to Purchase and the Supplement to the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

     The following items were removed from the original Offer to Purchase:

     Under "Summary Term Sheet" the question "DO ODD LOT HOLDERS RECEIVE PREFERENTIAL TREATMENT IN THE TENDER OFFER?" and answer was added to replace the questions "WHAT IS AN ODD LOT? WHAT IS DIFFERENT ABOUT AN ODD LOT IF IT REPRESENTS ALL OF THE SHARES I OWN?" and accompanying answers. Section 1 - Number of Shares, Priority and Proration, subsection entitled "Odd Lots" was revised to remove the reservation of right to acquire all the shares of holders left holding fewer than 100 shares after proration. Under Section 3 - Procedure for Tendering Shares, Subsection titled "Appointment of Proxy" was removed. In
Section 9 - Certain Information About Sonoma Valley Bancorp, Subsection "Incorporation by Reference," the reference to forward - incorporation by reference was removed.

     (b) The Company has been advised that some of its directors, executive officers, or affiliates may tender shares pursuant to the Offer to Purchase.

ITEM 10. FINANCIAL STATEMENTS.

     (a) and (b) -

     The Company is purchasing the shares with cash. The Offer to Purchase is not subject to any financing condition and the Company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that files reports electronically on EDGAR. Historical financial statements for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on Form 10-K are incorporated herein by reference. Historical financial statements for the years ended December 31, 2002 and 2001 are not deemed to be incorporated by this reference. The information set forth under "Section 9. Certain Information about Sonoma Valley Bancorp," "Section 10.
Source and Amount of Funds" and "Selected Financial Statements" is also incorporated herein by reference.

ITEM 12. EXHIBITS.

     (a)(1)(i)    Offer to Purchase, dated April 6, 2004.(1)

     (a)(1)(ii)   Letter   of   Transmittal,   together  with   Guidelines   for
                  Certification    of    Taxpayer   Identification   Number   on
                  Substitute Form W-9. (1)

     (a)(1)(iii) Letter to Shareholders of Sonoma Valley Bancorp from Mel Switzer, Jr., President and Chief Executive Officer, dated April 6, 2004. (1)

     (a)(1)(iv)   Notice of Guaranteed Delivery. (1)

     (a)(1)(v) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated April 6, 2004. (1)

     (a)(1)(vi) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients, dated April 6, 2004. (1)

     (a)(1)(vii) Supplement Number 1 to the Offer to Purchase, dated April 22, 2004. (1)

     (a)(1)(viii) Supplement Number 2 to the Offer to Purchase  dated April  29,
                  2004. (2)

     (a)(5)       Press Release dated April 6, 2004. (1)

     (b)          Not applicable

     (c)          Not applicable

     (d)          Not applicable

     (e)          Not applicable

     (f)          Not applicable

     (g)          Not applicable

     (h)          Not applicable

(1) Incorporated by reference from Schedule TO-I filed on April 6, 2004.
(2) Incorporated by reference from Schedule TO-I/A-1 filed on April 22, 2004.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 29, 2004                 SONOMA VALLEY BANCORP



                                        By:  /s/ Mel Switzer, Jr.
                                           -------------------------------
                                           Mel Switzer, Jr.,
                                           President and Chief Executive Officer
                                           (Principal Executive Officer)